UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2004

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Director Shareholding



31 March 2004

RNS
The London Stock Exchange
Old Broad Street
London
EC2N 1HP


Dear Sirs

Non-Executive Directors' Share Purchase Plan

Below are details of purchases of ordinary shares made today under the Non-Executive Directors' Share Purchase Plan:-


Name of Director    No. of   Percentage   Price  Total Holding  Total Percentage
                    Shares    of Issued     per      Following         Following
                 Purchased        Stock   Share   Notification      Notification
Lord Burns             238    0.000030%    627p          3,371          0.00042%

Reuben Mark            309    0.000039%    627p         13,870          0.00173%

Vernon Sankey          238    0.000030%    627p          3,230          0.00040%

Gurvirendra Talwar     901    0.000112%    627p          5,247          0.00065%

If there are any questions in connection with this matter, please do not hesitate to contact me.

Yours faithfully

Stephen Jones
Deputy Secretary

SAJ/DC



                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 31 March 2004

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary